Donaldson, Lufkin & Jenrette


Donaldson, Lufkin & Jenrette (DLJ) is a leading integrated investment and merchant bank serving institutional, corporate, government and individual clients. DLJs's businesses include securities underwriting, sales and trading, investment and merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online brokerage services and asset management. Founded in 1959 and headquartered in New York City, DLJ employs approximately 11,300 people worldwide and maintains offices in 13 cities in the United States and 16 cities in Europe, Latin America and Asia.

The company has two classes of common stock trading on the New York Stock Exchange. Shares trading under the ticker symbol "DLJ" represent DLJ, Inc. Shares trading under the ticker symbol "DLJD" track the performance of DLJDirect, its online brokerage business. The French insurer and asset manager AXA, together with its majority-owned subsidiary AXA Financial Inc., holds approximately 71% of DLJ's issued and outstanding common stock.

DLJ operates and manages its business through four principal operating groups:

o  Banking Group
o  Equities Group
o  Fixed Income Group
o  Financial Services Group

Banking Group
The Company's Banking Group is a major participant in the raising of capital and the providing of financial advice to companies. Through Investment Banking, the Company manages and underwrites public offerings of debt and equity securities, arranges private placements, originates both investment and non-investment-grade debt, underwrites and syndicates senior bank debt and provides advisory and other services in connection with mergers, acquisitions, restructuring and other financial transactions. The Company's Merchant Banking Group pursues direct investments in a variety of areas through a number of investment vehicles. The Company's Private Fund Group raises private capital, primarily from institutional investors, for direct investment by venture capital, management buyout and other investment firms, and for certain of the Company's merchant banking activities.

o  Strong market position in competitive U.S. environment
o  USD 12.4 billion of private equity under management at mid-year 2000

Equities Group
The Equities Group provides domestic and foreign institutional clients with global research, trading and sales services in U.S. listed and over-the-counter equities, and foreign equities trading in the United States, Europe and Asia. The Company's Equity Derivatives division provides a broad range of equity and index option products. In addition, Autranet, Inc. is one of the oldest distributors of research and investment material.

o analysts based in New York, London and Hong Kong cover more than 1,600 companies world-wide
o the Sales and Trading group provides 2,300 of the world's largest institutional investors in 50 countries with its services

Fixed Income Group
The Fixed Income Group provides institutional clients with research, trading and sales services for a broad range of fixed-income products, and distributes fixed-income securities in connection with offerings underwritten by the Company.

o market leadership position in origination of high-yield bonds in U.S. and Western Europe;
o  1999: domestic underwritings of high-yield securities of more than USD 16 bn

Financial Services Group
The Financial Services Group provides a broad array of services to individual investors and the financial intermediaries that represent them.

Asset Management Group
o offers traditional and alternative investments, mutual funds, fiduciary services and institutional cash management
o  USD 27 bn assets under management

Investment Services Group / Private Banking

o offers full range of investment and portfolio services to high net worth individuals and medium and smaller size financial institutions and corporations
o  more than 450 brokers
o  USD 50 bn assets under management; 79,400 customer accounts (average size:
   USD 580,000), whereof over 2,500 client accounts with assets in excess of USD
   1.0 million
o  12 offices in the U.S. and one in London (including Swiss banking facility)

DLJDirect
o a leading provider of online discount brokerage and related investment services; broad range of investment services targeted at self-directed, sophisticated online investors
o USD 27.1 bn customer assets; 992,000 accounts; more than 50'000 trades per day
o  1,500 employees
o  international expansion into US, UK, Japan, and Middle East, and Hong Kong
o  excellence awards: Forbes, Barrons, etc

Pershing
o a leading provider of comprehensive brokerage, execution, clearance, data processing, and investment products and services to financial organisations world-wide
o  individual support of more than 600 customers, collectively maintaining over
   3.2 million client accounts, holding over USD 450 bn of assets
o  iNautix provides IT/e-commerce solutions for currently 37 companies


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Key figures (USD)                         H1 2000             1999
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Net revenues (m)                            3,442            5,556
Banking                                     1,010            1,960
Equities                                      409            1,029
Fixed Income                                  809              912
Financial Services                          1,243            1,793
Others                                        -29             -138
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Non-interest expenses (m)                   2,795            4,603
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Net profit (m)                                407              601
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ROE                                         21.3%            19.1%
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Assets under management (bn)                  120              108
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Headcount                                  11,300           10,200
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Ratings
Moody's:          A3
Standard&Poor's:  A-
Fitch IBCA:       A
BankWatch:        A+

Credit Suisse First Boston


Credit Suisse First Boston (CSFB) is a leading global investment banking firm, providing comprehensive financial advisory, capital raising, sales and trading, and financial products for users and suppliers of capital around the world. It operates in over 55 offices across more than 36 countries and six continents, and has some 16,000 staff. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company.

Credit Suisse First Boston is organized around the following four major operating divisions:

o  Investment Banking
o  Equity
o  Fixed Income
o  Private Equity

Investment Banking
Credit Suisse First Boston offers a wide breadth of financing and advisory services to help its clients meet their strategic objectives:

o  Mergers & Acquisitions Advisory
o  Equity Capital Markets
o  Specialty Finance
o  Global Project Finance
o  Debt Capital Markets
o  Leveraged Finance

Equity
Credit Suisse First Boston's Equity Division engages in a broad range of activities for investors around the world, including sales, trading, brokerage and market-making in the U.S. and international equity and equity-related securities, options and futures. The activities cover both exchange-traded and over-the-counter traded securities, including American Depositary Receipts, restricted stocks, equity repurchases, block trade executions, equity derivatives and convertible securities. The division now has over 1,800 employees globally, acting on behalf of over 2,500 clients.

Fixed Income
Credit Suisse First Boston presents one unified group to handle all Fixed Income cash and derivative products, assisting clients in managing their assets and liabilities. The Firm's product and regional team structure allows to focus on delivering product-based solutions to the constantly changing goals of our 5,000 corporate, sovereign and institutional customers worldwide. Credit Suisse First Boston has organized its businesses so that similar or complementary activities are grouped together to create centers of excellence and service.

Private Equity
Credit Suisse First Boston Private Equity is the global private equity arm of the Credit Suisse Group. Credit Suisse First Boston Private Equity makes privately negotiated, direct investments on a global basis generally in unlisted and illiquid equity and equity-linked securities. With approximately USD 3.6 billion of committed capital from a diverse group of investors, including Credit Suisse Group, Credit Suisse First Boston Private Equity is well positioned to capitalize on investment opportunities generated by the extensive networks of relationships of Credit Suisse First Boston and other Credit Suisse Group business units.

Selected League Table Rankings
Credit Suisse First Boston ranks amongst the top 4 or 5 investment banks in the world as determined by market share achievements. Significant progress has been made in the past three years in strengthening its competitive position in merger & acquisition advisory, equity and debt new issuance, equity research rankings in third party polls and secondary equity sales penetration.

At June 30, 2000, Credit Suisse First Boston had market share rankings in equity new issuance of #5, #5 in M&A advisory, and #4 ranking in debt new issuance. Credit Suisse First Boston's ranking in IPO's was #4 and particularly in tech IPO's #1. The equity research rankings as measured by Institutional Investor in the U.S. was #5, #4 in Europe and in non Japan Asia #6.


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Key figures (USD m)                      H1 2000              1999
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Net revenues                               5,905             9,753
Fixed Income & Derivatives                 1,433             4,221
Equity                                     2,947             3,212
Investment Banking                         1,466             2,189
Private Equity                                12               129
Others                                        46                 2
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Non-interest expenses                      4,421             7,443
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Net profit                                   761             1,262
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ROE                                        23.7%             19.1%
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Headcount                                 15,400            15,300
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Ratings
Moody's:          A1
Standard&Poor's:  AA
Fitch IBCA:       AA
BankWatch:        AA

Credit Suisse Group


Credit Suisse Group is one of the world's leading international financial services companies.

The Group is focused on two key areas:

o    Asset Gathering / Asset Management
     Credit Suisse Group - through Credit Suisse Financial Services, Credit Suisse Private Banking and Credit Suisse Asset Management - provides private investors, companies and institutions in Switzerland, in Europe and worldwide with a comprehensive range of investment products and services, financial advice, life insurance and pensions solutions, and a full array of other banking and insurance services.

o    Investment Banking / Financial Intermediation
     Through its business unit Credit Suisse First Boston, Credit Suisse Group acts as a financial market intermediary to help companies, countries and major institutions finance their operations and make more efficient use of their financial resources.

The Group, headquartered in Zurich, goes back to 1856. It employs around 67,000 staff and is listed on the Swiss Exchange as well as on the Frankfurt and Tokyo stock exchanges.

Credit Suisse Group operates in the following structure:

o  Credit Suisse Financial Services (comprehensive financial services)

   o Winterthur Insurance (general insurance solutions for individuals and corporations worldwide)
   o Winterthur Life & Pensions (life and pensions solutions for private and corporate clients worldwide)
   o  Credit Suisse Banking (the Swiss Bank for private and corporate clients)
   o Credit Suisse Personal Finance (financial services for affluent investors in Europe)
   o Credit Suisse e-Business (financial e-Business services in Switzerland and in Europe)

o Credit Suisse Private Banking (services for wealthy clients in Switzerland and internationally)

o  Credit Suisse First Boston (global investment banking)

o Credit Suisse Asset Management (services for institutional and mutual fund investors worldwide)


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Key figures (CHF)                        H1 2000               1999
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Revenue                                  17,848 m            27,870 m
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Gross operating profit                    6,133 m             9,132 m
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Net profit                                3,610 m             5,221 m
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ROE                                         21.2%               18.2%
Banking                                     25.9%               22.1%
Insurance                                   11.3%               11.0%
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Assets under management                  1,227 bn            1,180 bn
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Headcount                                  66,765              63,963
of which in Switzerland                    27,671              27,454
of which outside Switzerland               39,094              36,509
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Ratings
Moody's:          Aa3
Standard&Poor's:  AA-
Fitch IBCA:       AA-
BankWatch:        AA

Important Legal Information

Credit Suisse Group and Donaldson, Lufkin & Jenrette, Inc. are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.

Holders of DLJ securities should read the Tender Offer Statement on Schedule TO filed by Credit Suisse Group when it becomes available, as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, and other filed documents, for free from the U.S. Securities and Exchange Commission's website http://www.sec.gov.
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